Exhibit (a)(1)(v)

This announcement is neither an offer nor a solicitation of an offer to sell Common Shares (as defined below). The availability of the Put Right (as defined below) is made only through the Notice of Put Right (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Common Shares.  The Put Right is not available to (nor will Common Shares be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the Put Right would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Notice of Put Right
For up to 50% of outstanding shares of Common Stock
of
Theravance, Inc.
at
$19.375 in cash per share

THE PUT PERIOD AND WITHDRAWAL RIGHTS ASSOCIATED THEREWITH WILL EXPIRE AT 5:00 P.M. EASTERN
DAYLIGHT TIME ON WEDNESDAY, SEPTEMBER 12, 2007 UNLESS EXTENDED BY THERAVANCE, INC.

Each holder of shares of the Common Stock (together with the associated preferred stock purchase rights, the “Common Shares”) of Theravance, Inc. (“Theravance”) has the right under Theravance’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) to require Theravance to purchase up to fifty percent (50%) of such holder’s Common Shares for $19.375 in cash per Common Share (the “Purchase Price”) during the period starting August 1, 2007 and ending 5:00 p.m. Eastern Daylight Time on September 12, 2007 (the “Put Period”), on the terms and subject to the conditions set forth in the Notice of Put Right (the “Notice of Put Right”) and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Put Right”), which will be sent to holders of Common Shares at the beginning of the Put Period.  This notice pertains exclusively to the Put Period, which expires at 5:00 p.m. Eastern Daylight Time on September 12, 2007, unless extended by Theravance in order to comply with United States federal securities laws (the “Expiration Time”).

GlaxoSmithKline plc, a public limited company organized under the laws of the United Kingdom (“GlaxoSmithKline”) and SmithKline Beecham Corporation, a Delaware corporation and wholly owned subsidiary of GlaxoSmithKline (“SmithKline”), are contractually obligated to provide, or have one of their affiliates provide, the funds to pay the Purchase Price for which the Put Right is properly exercised; provided, however, that GSK’s maximum obligation for the Common Shares subject to the Put is capped at $525 million.  The term “GSK” is used throughout this notice to refer collectively to GlaxoSmithKline, SmithKline, or one of their affiliates.  GSK has notified Theravance that it will provide the funds to pay the Purchase Price for the Common Shares for which a Put Right is properly exercised.  In exchange for providing the funds to pay the Purchase Price, Theravance will issue to GSK an equal number of shares of its Class A Common Stock (the “Class A Shares”) and Common Shares such that the aggregate number of shares issued to GSK is equal to the number of Common Shares that are purchased by Theravance.  All Common Shares that are purchased by Theravance pursuant to exercise of the Put Right will be retired and cancelled.

Because the Put Right is required under Theravance’s Restated Certificate, the Theravance Board of Directors has authorized Theravance to take all necessary actions to facilitate the Put Right.  However, neither Theravance nor its Board of Directors, GSK or The Bank of New York makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares.  Theravance has not authorized any person to make any recommendation.  Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.  In doing so, a stockholder should read carefully the information in the Notice of Put Right and in the related Letter of Transmittal.

On July 30, 2007, the reported closing price of the Common Shares on The Nasdaq Global Market was $27.77.  Holders of Common Shares are urged to obtain a current market quotation for the Common Shares before they make their decision whether or not to exercise the Put Right during the Put Period.

Each holder of Common Shares that has properly executed and delivered the Letter of Transmittal and all certificates for Common Shares, or book entry confirmations reflecting two times (2X) the number of Common Shares for which the holder wishes to exercise the Put Right, to The Bank of New York prior to 5:00 p.m. Eastern Daylight Time on September 12, 2007 will be paid the Purchase Price along with either a Direct Registration Transaction Advice, or a book entry confirmation, representing the balance of such holder’s Common Shares for which the Put Right was not exercised, as soon as practicable thereafter.  However, there could be delays in delivery of the Purchase Price due to circumstances beyond the control of Theravance, GSK, or The Bank of New York, which is acting as the Depositary.  Under no circumstances will interest on the Purchase Price for the validly delivered Common Shares be paid, regardless of any delay in making such payment.  Registered holders of Common Shares who validly deliver their stock certificates representing Common Shares directly to The Bank of New York will not be charged brokerage fees or commissions on the purchase of Common Shares pursuant to the Put Right.  Holders of Common Shares who hold such shares through a broker or bank should consult such institution as to whether it charges any service fees.  Theravance will pay all charges and expenses of The Bank of New York incurred in connection with the Put Right.

Theravance may extend the Put Period at any time in order to comply with United States federal securities laws.  If Theravance decides to extend the Put Period, Theravance will inform The Bank of New York of that fact, and will make a public announcement of the extension, not later than 9:00 a.m. Eastern Daylight Time on September 12, 2007.

An exercise of the Put Right is revocable only if proper notice of such withdrawal, as set forth below, is received by The Bank of New York prior to 5:00 p.m. Eastern Daylight Time on September 12, 2007.  For a withdrawal of the exercise to be effective, a signed written notice of withdrawal must be timely received by The Bank of New York at one of its addresses set forth on the back cover of the Notice of Put Right.  Any such notice of withdrawal must specify the name of the stockholder having validly delivered the Common Shares to be withdrawn, the number or amount of Common Shares to be withdrawn and the names in which the certificate(s) evidencing the Common Shares to be withdrawn are registered, if different from that of the person who validly delivered such Common Shares.  The signature(s) on the notice of withdrawal must be guaranteed by a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other Eligible Guarantor Institution (each, an “Eligible Institution”), as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless such Common Shares have been validly delivered for the account of any Eligible Institution.  If Common Shares have been validly delivered pursuant to the procedures for book entry transfer, any notice of withdrawal must specify the name and number of the account at the Depository Trust Company to be credited with the withdrawn Common Shares.  If certificates for Common Shares to be withdrawn have been validly delivered or otherwise identified to The Bank of New York, the name of the registered holder and the serial numbers of the particular certificates evidencing the Common Shares to be withdrawn must also be furnished to The Bank of New York prior to the physical release of such certificates.  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Theravance, in its sole discretion, which determination shall be final and binding.  None of Theravance, GSK, The Bank of New York, or any of their affiliates will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

Sales of Common Shares pursuant to the exercise of the Put Right will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local and other tax laws.  As individual tax situations differ, stockholders should consult with their individual tax and legal advisors concerning the tax consequences of the exercise of the Put Right.

The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 under the Exchange Act is contained in the Notice of Put Right and is incorporated herein by reference.

The Notice of Put Right, the related Letter of Transmittal and other relevant materials will be mailed to stockholders of record at the commencement of the Put Period and will be furnished, for subsequent transmittal to beneficial owners of Common Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Notice of Put Right and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Put Right.  Copies of the Notice of Put Right and the related Letter of Transmittal are available via the Securities and Exchange Commission’s website at www.sec.gov and for free from The Bank of New York.

Questions and requests for assistance and copies of the Notice of Put Right, the Letter of Transmittal and all other Put Right materials should be directed to Investor Relations at Theravance by telephone at (650) 808-4100, by e-mail at investor.relations@theravance.com, or by mail at Theravance, Inc., 901 Gateway Boulevard, South San Francisco, California 94080 Attn: Investor Relations.  Theravance will not pay any fees or commissions to any broker or dealer or any other person (other than The Bank of New York) in connection with the acceptance of Common Shares pursuant to the Put Right.

August 1, 2007